EXHIBIT 99.1

Markit Ltd.

Consolidated Income Statement (Unaudited)

	Three months ended June 30, 2014	Three months ended June 30, 2013	Six months ended June 30, 2014	Six months ended June 30, 2013
	$’m	$’m	$’m	$’m

Revenue	264.6	238.3	524.0	465.7

Operating expenses	(144.6)	(126.9)	(287.3)	(252.0)
Exceptional items	(31.3)	(1.1)	(42.4)	2.0
Acquisition related items	(2.2)	(0.1)	(5.0)	(0.1)
Amortisation – acquisition related	(14.1)	(11.9)	(28.3)	(24.4)
Depreciation and amortisation	(23.5)	(20.7)	(46.8)	(40.5)
Share-based compensation	(3.1)	(2.0)	(6.1)	(3.9)
Other gains/(losses) – net	(2.9)	(2.1)	(5.4)	10.8

Operating profit	42.9	73.5	102.7	157.6

Finance costs – net	(3.9)	(5.3)	(8.3)	(10.3)

Profit before income tax	39.0	68.2	94.4	147.3

Income tax expense	(9.6)	(14.8)	(25.2)	(35.6)

Profit for the period	29.4	53.4	69.2	111.7

Profit attributable to:
Owners of the parent	29.4	53.4	69.2	104.1
Non-controlling interests	-	-	-	7.6

	29.4	53.4	69.2	111.7

	$	$	$	$
Basic earnings per share	0.17	0.31	0.39	0.61
Diluted earnings per share	0.16	0.30	0.38	0.60

Weighted average number of shares used to compute earnings per share, basic	177,294,380	172,526,170	177,043,980	171,815,930
Weighted average number of shares used to compute earnings per share, diluted	182,777,170	174,304,740	180,724,370	173,500,490

There were no discontinued operations for either period presented.

Markit Ltd.

Consolidated Balance Sheet (Unaudited)

	June 30, 2014	December 31, 2013
	$’m	$’m
Assets
Non-current assets
Property, plant and equipment	65.0	62.3
Intangible assets	2,829.4	2,717.8
Deferred income tax assets	159.3	108.5
Derivative financial instrument assets	-	0.3

Total non-current assets	3,053.7	2,888.9

Current assets
Trade and other receivables	274.5	231.2
Derivative financial instruments	1.9	0.9
Current income tax receivables	4.8	3.6
Cash and cash equivalents	97.5	75.3

Total current assets	378.7	311.0

Total assets	3,432.4	3,199.9

Equity
Capital and reserves
Common shares	1.8	0.2
Share premium	427.8	372.9
Other reserves	29.5	19.5
Retained earnings	1,805.5	1,663.3

Equity attributable to owners of the parent	2,264.6	2,055.9

Total equity	2,264.6	2,055.9

Liabilities
Non-current liabilities
Borrowings	489.1	472.7
Trade and other payables	48.9	29.6
Derivative financial instruments	0.6	0.3
Deferred income tax liabilities	149.9	140.6

Total non-current liabilities	688.5	643.2

Current liabilities
Borrowings	93.9	101.9
Trade and other payables	191.1	198.6
Deferred income	180.7	177.9
Current income tax liabilities	5.5	14.3
Derivative financial instruments	8.1	8.1

Total current liabilities	479.3	500.8

Total liabilities	1,167.8	1,144.0

Total equity and liabilities	3,432.4	3,199.9

Markit Ltd.

Consolidated Statement Of Cash Flows (Unaudited)

	Six months ended June 30, 2014	Six months ended June 30, 2013
	$’m	$’m

Profit before income tax	94.4	147.3
Adjustment for:
Amortisation – acquisition related	28.3	24.4
Depreciation and amortisation – other	46.4	40.3
Loss on disposal of property, plant and equipment	0.4	0.2
Profit on sale of available-for-sale financial assets	-	(4.2)
Fair value gains on derivative financial instruments	(1.0)	(3.8)
Fair value gains on contingent consideration	-	(0.1)
Share-based compensation	13.4	3.9
Finance costs – net	8.3	10.3
Foreign exchange (gains)/losses and other non-cash charges in operating activities	-	(7.0)
Changes in working capital:
Increase in trade and other receivables	(35.0)	(24.1)
Increase / (decrease) in trade and other payables	3.2	(16.1)

Cash generated from operations	158.4	171.1

Cash flows from operating activities
Cash generated from operations	158.4	171.1
Interest paid	(3.9)	(3.3)
Income tax paid	(25.8)	(32.6)

Net cash generated from operating activities	128.7	135.2

Cash flows from investing activities
Acquisition of subsidiaries, net of cash acquired	(85.9)	(28.5)
Purchases of property, plant and equipment	(15.0)	(18.8)
Proceeds from sale of available-for-sale financial assets	-	5.3
Purchases of intangible assets	(48.7)	(47.7)
Interest received	0.1	0.1

Net cash used in investing activities	(149.5)	(89.6)

Cash flows from financing activities
Proceeds from issuance of common shares	38.8	46.9
Share buy back	(52.0)	(52.1)
Transactions with non-controlling interest in subsidiaries	-	(178.0)
Proceeds from borrowings	100.0	155.0
Repayments of borrowings	(40.0)	(89.5)
Prepaid facility fees	(4.1)	-

Net cash (used in) / generated from financing activities	42.7	(117.7)

Net decrease in cash and cash equivalents	21.9	(72.1)

Cash and cash equivalents at beginning of period	75.3	110.2
Net (decrease) / increase in cash and cash equivalents	21.9	(72.1)
Exchange gains / (losses) on cash and cash equivalents	0.3	(1.7)

Cash and cash equivalents at end of period	97.5	36.4

1.	Operating expenses

	Three months ended June 30, 2014	Three months ended June 30, 2013	Six months ended June 30, 2014	Six months ended June 30, 2013
	$’m	$’m	$’m	$’m
Personnel costs	(89.3)	(77.6)	(178.4)	(153.6)
Operating lease payments	(4.2)	(3.6)	(8.0)	(7.8)
Technology costs	(23.8)	(21.8)	(47.0)	(43.7)
Subcontractors and professional fees	(9.7)	(9.1)	(20.2)	(18.1)
Other expenses	(17.6)	(14.8)	(33.7)	(28.8)

	(144.6)	(126.9)	(287.3)	(252.0)

The operating expenses above exclude exceptional items, acquisition related items, other losses – net, share-based compensation, depreciation on property, plant and equipment and amortisation of intangible assets.

2.	Exceptional items

	Three months ended June 30, 2014	Three months ended June 30, 2013	Six months ended June 30, 2014	Six months ended June 30, 2013
	$’m	$’m	$’m	$’m
Exceptional items:
- Legal advisory costs	(1.8)	(1.1)	(2.9)	(2.2)
- Profit on sale of available-for-sale financial asset	-	-	-	4.2
- IPO preparation and execution costs	(8.4)	-	(12.1)	-
- Accelerated IFRS 2 charges	(1.0)	-	(7.3)	-
- Recognition of liability for social security costs on option exercise	(20.1)	-	(20.1)	-

	(31.3)	(1.1)	(42.4)	2.0

Legal advisory costs are associated with ongoing antitrust investigations by both the US Department of Justice and the European Commission and the associated consolidated class action lawsuit relating to the credit derivatives and related markets. These costs have been classified as exceptional due to the complexity and individual nature of these related cases along with the size of the costs being incurred. These costs represent an industry wide issue and are consequently not considered part of the normal course of business of Markit Ltd. (the “Company”) and its subsidiaries (hereinafter the “Group”).

Profit on the sale of available for sale financial asset relates to the gain realised on the sale of an investment sold in February 2013.

IPO preparation and execution costs consisted of legal and professional fees associated with the Company’s initial public offering. These costs are one off in nature and not considered part of the Group’s normal course of business.

The completion of the IPO resulted in a non-recurring acceleration of vesting for options granted prior to August 2013. The accelerated share-based compensation charge reflects the impact of the IPO process.

During the second quarter of 2014, the Group recognised a liability for social security costs on option exercises as the Group agreed to meet these obligations on behalf of employees. This has been classified as an exceptional item due to the one-off nature and size of the initial recognition.

4